Incorporation of AITAS into Shinhan Financial Group

On May 29, 2008, Shinhan Bank, our wholly owned bank subsidiary, acquired 55.92% ownership of AITAS (“Asset Information Technology and Services”). Subsequently, AITAS joined Shinhan Financial Group as an indirect subsidiary.

AITAS provides administrative and accounting services for funds and trust accounts. As of March 31, 2008, the company’s balance sheet holds KRW 13 billion in total asset, KRW 3 billion in total liability and KRW 10 in total stockholders’ equity.